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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to

Commission file number: 1-4455

    A.
    Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan for Salaried Employees
of Dole Food Company, Inc.
and Participating Divisions and Subsidiaries

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362-7300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) PLAN OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES
By:	/s/ GEORGE R. HORNE George R. Horne Chairman, Retirement Plan Committee

Dated: June 25, 2001

DOLE FOOD COMPANY, INC.
401(k) Plan for Salaried Employees of
Dole Food Company, Inc. and Participating Divisions and Subsidiaries

Financial Statements
As of December 31, 2000 and 1999
Together with Auditors' Report

DOLE FOOD COMPANY, INC.
401(k) Plan for Salaried Employees of
Dole Food Company, Inc. and Participating Divisions and Subsidiaries

As of December 31, 2000 and 1999

Index

Report Of Independent Public Accountants	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000	3
Notes To Financial Statements	4-10

Note:	Schedules have been omitted because the information is otherwise disclosed, not applicable or is not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Corporate Compensation and Benefits
Committee of Dole Food Company, Inc.:

    We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the 401(k) Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
June 25, 2001

DOLE FOOD COMPANY, INC.
401(k) PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

	2000	1999
Cash	$714,334	$395,355
Interest in Master Retirement Savings Trust	145,885,233	159,364,792
Receivables:
Employer contributions	220,028	244,784
Employee contributions	184,783	290,263
Interest	11,200	12,241
Dividends	154,395	146,194
Due from broker	73,065	65,883

Total receivables	643,471	759,365

Total assets	147,243,038	160,519,512

Accrued liabilities	—	(35,548)

Due to broker	(364,395)	(230,152)

Total liabilities	(364,395)	(265,700)

Net Assets Available For Plan Benefits	$146,878,643	$160,253,812

The accompanying notes are an integral part of these financial statements.

DOLE FOOD COMPANY, INC.
401(k) PLAN FOR SALARIED EMPLOYEES
OF DOLE FOOD COMPANY, INC. AND PARTICIPATING DIVISIONS AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

Net Assets Available For Plan Benefits, beginning of year	$160,253,812
Additions:
Contributions:
Employee	6,887,055
Employer	2,243,174

Total contributions	9,130,229
Net investment loss from Master Retirement Savings Trust	(4,493,341)

Total additions	4,636,888
Deductions
Benefits paid to participants	(18,012,057)

Net decrease	(13,375,169)

Net Assets Available for Plan Benefits, end of year	$146,878,643

The accompanying notes are an integral part of this financial statement.

DOLE FOOD COMPANY, INC.
401(k) Plan for Salaried Employees of
Dole Food Company, Inc. and Participating Divisions and Subsidiaries

Notes To Financial Statements
December 31, 2000 and 1999

1.  Plan Description

    The following summary is a general description of the 401(k) Plan for Salaried Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Plan"), and is provided here for general informational purposes only. Participants should refer to the Plan document for a more complete description of the provisions of the Plan.

    The Plan is a defined contribution plan sponsored by Dole Food Company, Inc. and Participating Divisions and Subsidiaries (collectively, the "Company"). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  General

  The Company established the Plan to encourage eligible employees to save for retirement. Effective July 1, 1995, salaried employees of the Company are eligible to participate in the Plan according to the provisions of each individual operating company. As of December 31, 2000 and 1999, there were approximately 1,766 and 1,981 active participants in the Plan, respectively.

  During 1998, the Company acquired various companies and assets organized under Dole Fresh Flowers, Inc. ("Fresh Flowers"), a wholly owned subsidiary of the Company. Fresh Flowers has several ERISA Plans including Finesse Farmers East, Inc. 401(k) Plan, Four Farmers, Inc. 401(k) Plan, and Sunburst Farms Inc. Profit Sharing Plan. Those three plans sponsored by Fresh Flowers were frozen on August 6, 1999. Fresh Flowers was approved by the Company to be a participating employer under the Plan effective as of a date after June 30, 1999, as specified by Fresh Flowers. The assets of Finesse Farmers East, Inc. 401(k) Plan were transferred into the Plan on October 18, 2000. The accounts of the Participants in the Finesse Farmers East, Inc. 401(k) Plan became 100 percent vested in the Plan at the time of the transfer.

  During the fiscal year, Dole sold the assets of its citrus operations located in California and Arizona and its almond-processing plant located in California. Participants employed at these sites with balances less than $5,000 received an automatic cash distribution. Participants with balances greater than $5,000 have until December 31, 2002 to either rollover their Plan balances to another plan or receive a cash distribution.

  Plan Administration

  The Company charter has assigned the responsibility for the operation and administration of the Plan to the Corporate Compensation and Benefits Committee (the "Committee" or "Plan Administrator") of the Company's Board of Directors. The members of the Committee are appointed by the Company's Board of Directors.

  Effective February 1, 1999, the trustee of the Plan changed from Mellon Bank to the Northern Trust Company (the "Trustee"). Hewitt Associates LLC ("Hewitt") is the recordkeeper and administrator for the Plan.

  Contributions

  The Company makes a matching contribution equal to 50 percent of the first 6 percent of salary contributed not to exceed a specified percent of compensation as defined in the operating company appendices of the Plan document. If the Company does not have sufficient current or accumulated net profits in any year to make the applicable matching contribution, it may choose not to make such contributions. Determination to make any matching contribution is at the sole discretion of the Committee.

  Participants may contribute 0 to 12 percent (in whole percentage increments) of pre-tax compensation and an additional 0 to 5 percent (in whole percentage increments) of after-tax compensation.

  Participants may elect to have their contributions invested among various investment funds outlined in the Summary Plan Description. Also, eligible employees may roll over contributions from other Internal Revenue Service-qualified retirement plans as permitted by the Plan document.

  Vesting

  Participants are immediately fully vested in both their contributions and employer contributions at the date of hire.

  Benefit Payments

  Benefits are recorded when paid. Upon a participant's termination of employment with the Company, the participant's account may be distributed in a lump sum amount. Participants no longer actively employed may elect to delay distribution until the attainment of age 70 1/2. If a distribution election has not been received for a participant who is no longer an employee and whose account balance is less than $5,000, a distribution shall be made as soon as administratively feasible.

  Amounts invested in the Dole Food Company, Inc. Common Stock Fund ("Dole Common Stock Fund") will, at the participant's or beneficiary's option, be distributed in the form of common stock (except that cash will be distributed in lieu of fractional shares and to the extent the Dole Common Stock Fund is invested in cash rather than stock) or entirely in cash. For purposes of a cash distribution, such common stock and amounts invested in other funds will be valued at the closing sale price on the New York Stock Exchange on the day the distribution is requested.

  Loans to Participants

  Participants with an account balance are eligible to take a loan against their account. Loans may be used for any purpose but only one loan may be outstanding at any time. All loans are secured by the participant's vested account. A loan is considered to be in default when six or more biweekly loan payments are not paid by a participant. Defaulted loans are treated as a taxable distribution from the Plan.

  The maximum loan amount is limited to the lesser of: (a) 50 percent of the vested balance of the participant's account under the Plan, as of the month end preceding the loan application, or (b) $50,000, less any previously outstanding loan balance from the Plan during the prior 12 months. The amount that can be repaid (with interest) by payroll deductions may not exceed 25 percent of the participant's base pay. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The interest rates charged on outstanding participant loans at December 31, 2000 range from 7 percent to 9.5 percent.

  Effective January 1, 1995, the minimum loan allowed is $1,000, based on a participant's minimum vested account value of $2,000 at the month end preceding the loan application.

  Participant Accounts

  Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion of each participant's account balance to the total of all participants' account balances. Investment options are participant directed.

  Withdrawals

  Listed below are the withdrawal options available to participants.

  The amount of any withdrawal will be made in proportionate amounts from each of the investment funds to which the participant has allocated funds.

    Hardship

    A withdrawal from an actively employed participant's account may be permitted if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardships are allowed only for the purchase of the participant's principal residence, payment of extraordinary medical expenses, the payment of the next 12 months of post-secondary educational tuition expenses, or the prevention of eviction or foreclosure of the participant's principal residence or any other purpose specified by the Internal Revenue Service as a deemed immediate and heavy financial need. All withdrawal requests are subject to the approval of the Plan Administrator and a twelve-month suspension of contributions to the Plan. Any request may be denied if the Plan Administrator believes the granting of the request would adversely affect the Plan.

    After-tax

    The Plan allows a participant to withdraw all or a portion of any after-tax contributions, along with any pre-tax earnings on those contributions.

    Rollover

    A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions is also allowed.

  Transfers Between Funds/Plans

  A participant may elect to transfer all or a portion of his or her account balance to one or more of the active investment funds. In addition, when a participant changes from hourly to salaried status, or vice versa, the assets associated with the participant are also transferred between the Plan and the 401(k) Plan for Hourly Employees of Dole Food Company, Inc. and Participating Divisions and Subsidiaries (the "Hourly Plan"). No transfers occurred between the Plans during the year ended December 31, 2000.

2.  Summary of Significant Accounting Policies

  Basis of Accounting

  The Plan's financial statements have been prepared on the accrual basis of accounting. The following accounting policies are applied:

  a.
  For the 2000 plan year, the fair value of the Plan's interest in the Dole Food Company, Inc. Master Retirement Savings Trust (Daily Valuation) ("Savings Trust"—See Note 3) is based on the beginning of year value of the Plan's interest in the Savings Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Participant loans are valued at cost which approximates fair value.

  b.
  Purchases and sales of securities are reflected on a trade-date basis at the Savings Trust level. Brokerage commissions, stock transfer taxes, and all other expenses incurred in the sale and purchase of securities are included in the cost or subtracted from the gross proceeds of the assets of the respective funds, as appropriate. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  c.
  Investment advisory and trustee fees are paid by the Plan, unless paid by the Company.

  d.
  Realized/unrealized gains and losses are computed based on the difference between the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the plan year and their fair value at the end of the year or at the time of sale for assets sold during the plan year.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

  Additionally, certain of the offered mutual funds invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their capital markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

  Administrative Expenses

  Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan or Savings Trust, unless paid directly by the Company, will be paid by the

  Plan and will be charged against participants' accounts. Certain administrative expenses directly relating to specific participant transactions are allocated and deducted from the participant's account. For the year ended December 31, 2000, all fees were paid by the Company and were not material to the financial statements taken as a whole.

3.  Master Retirement Savings Trust (Daily Valuation)

  Effective February 1, 1999, the Company entered into an agreement which constituted an amendment and restatement of the trust agreement serving as the funding medium for the Plan and the Hourly Plan to be known as the Savings Trust. Under this agreement, the Trustee is responsible for holding all the assets of the Plan and the Hourly Plan as a commingled fund in which each separate plan is deemed to have a proportionate undivided interest in the fund in which it participates. Investment income relating to the Savings Trust is allocated to the individual plans based on the average monthly balances of each fund invested by each plan. Investment income and administrative expenses relating to the Savings Trust are allocated to the individual plans based on average monthly balances invested by each plan. Participants can direct their investments among various investment options. Plan participants should refer to the Plan summary for a description of the various fund options.

  The following table presents the aggregate fair values of investments of the Savings Trust and the Plan's share in the assets of the Savings Trust as of December 31:

	2000		1999
	Total Savings Trust	Plan's Share	Total Savings Trust	Plan's Share
Investments of the Savings Trust:
Common Stock—
Dole Common Stock Fund	$6,186,158	$6,186,158	$3,839,715	$3,839,715
Registered Investment Companies:
Stable Value Fund	24,711,177	22,210,538	25,145,075	21,780,347
Barclays Equity Index Fund	33,294,489	31,870,622	43,087,094	40,524,983
American Balanced Fund	24,765,901	22,235,011	27,258,362	22,871,307
EuroPacific Growth Fund	18,326,981	17,797,710	25,780,130	24,597,583
Cash Management Trust of America Fund	6,738,166	6,323,583	3,384,296	2,996,721
PIMCO Total Return Fund	3,301,927	3,238,796	2,241,132	2,180,335
Fidelity Growth Fund	33,971,796	32,901,999	39,085,524	37,260,504
Participant Loans	3,141,676	3,120,816	3,340,113	3,313,297

	$154,438,271	$145,885,233	$173,161,441	$159,364,792

  Investment income (loss) of the Savings Trust and the Plan's share for the year ended December 31, 2000 are as follows:

	Total Savings Trust	The Plan's Share
Investment Income:
Net appreciation (depreciation) in fair value of investments:
Dole Common Stock Fund	$88,171	$88,171
Registered Investment Companies:
Stable Value Fund	1,417,344	1,238,315
Barclays Equity Index Fund	(3,638,612)	(3,457,097)
American Balanced Fund	1,589,913	1,400,735
EuroPacific Growth Fund	(6,276,097)	(6,052,615)
Cash Management Trust of America Fund	305,788	284,016
PIMCO Total Return Fund	284,626	278,159
Fidelity Growth Fund	(5,871,962)	(5,650,489)

	(12,189,000)	(11,958,976)
Interest	456,330	447,842
Dividends	7,327,176	6,929,622

	$(4,317,323)	$(4,493,341)

4.  Tax Status of the Plan

  In 1996, the Company amended and restated the Plan for compliance with the Tax Reform Act of 1986 (the "1986 Act") and subsequent legislation, which provided for certain changes to the rules relating to the tax qualification of tax-exempt plans. Prior to restatement, the Plan Administrator believed that the Plan was administered and operated in a manner consistent with the 1986 Act and subsequent legislation. The Plan is qualified under the Internal Revenue Code as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service regarding the Plan's qualification on April 13, 2000. The Company believes that the Plan is currently designed and being operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

5.  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.  Participant Withdrawals and Distributions

  The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

	2000	1999
Net assets available for Plan benefits per the financial statements	$146,878,643	$160,253,812
Amounts allocated to withdrawing Participants	(284,133)	(210,015)

Net assets available for Plan benefits per the Form 5500	$146,594,510	$160,043,797

  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2000:

Benefits paid to participants per the financial Statements	$18,012,057
Add: Amounts allocated to withdrawing participants at December 31, 2000	284,133
Less: Amounts allocated to withdrawing participants at December 31, 1999	(210,015)

Benefits paid to participants per the Form 5500	$18,086,175

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.  Subsequent Event

  On January 31, 2001, the Company froze the Dole Common Stock Fund. Effective February 1, 2001, participants could no longer contribute or transfer funds into this investment fund. This investment fund will only consist of existing participant balances.

QuickLinks

FORM 11-K
SIGNATURES
401(k)  Plan for Salaried Employees
Index
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Statements of Net Assets Available for Plan Benefits As of December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Plan Benefits For the Year Ended December 31, 2000
Notes To Financial Statements December 31, 2000 and 1999